						Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	26-Week Period Ending	Fiscal Year
(dollars in thousands)	Dec. 26, 2015	June 27, 2015	June 28, 2014	June 29, 2013	June 30, 2012	July 2, 2011

Earnings before income taxes	$774,919	$1,008,147	$1,475,624	$1,547,455	$1,784,002	$1,827,454
Add: Fixed charges	186,848	281,756	147,922	153,840	154,965	151,990
Subtract: Capitalized interest	451	866	1,097	4,242	20,816	13,887
Total	$961,316	$1,289,037	$1,622,449	$1,697,053	$1,918,151	$1,965,557

Fixed Charges:
Interest expense	$174,142	$254,807	$123,741	$128,495	$113,396	$118,267
Capitalized interest	451	866	1,097	4,242	20,816	13,887
Rent expense interest factor	12,255	26,083	23,084	21,103	20,753	19,836
Total	$186,848	$281,756	$147,922	$153,840	$154,965	$151,990

Ratio of earnings to fixed charges (1)	5.1	4.6	11.0	11.0	12.4	12.9

(1) For the purpose of calculating this ratio, “earnings” consist of earnings before income taxes and fixed charges (exclusive of interest capitalized). “Fixed charges” consist of interest expense, capitalized interest and the estimated interest portion of rents.